# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Edgemode, Inc., CIK 0001652958
CUSIP: 35131P102
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 110 E. BROWARD BLVD. SUITE 1700, FT. LAUDERDALE, Florida (FL), 33301
Date of event which requires filing of this statement: 02/20/2025
Amends the filing with accession number 0001683168-25-002459
Filed by CIK 0001908638
Persons authorized to receive notices and communications: Simon Wajcenberg, 110 E. BROWARD BLVD., SUITE 1700, Ft. Lauderdale, Florida (FL), 33301, 707-687-9093

## Reporting persons
- Simon Wajcenberg (CIK 0001908638): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: subject company funds (SC); sole voting power 767,704,683; shared voting power 0; sole dispositive power 767,704,683; shared dispositive power 0; aggregate amount beneficially owned 767,704,683 (29.4% of the class)
  Comment: EXPLANATORY NOTE:
  
  This Amendment to the Schedule 13D (this "Amendment") amends the Schedule 13D filed by the Reporting Person on April 11, 2025 (the "Schedule 13D") to correct an error concerning the CUSIP number on the cover of the Schedule 13D. This Amendment is being filed to disclose the correct CUSIP number. Except for the foregoing, no new or revised information, transactions or holdings are being reported in this Amendment.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Edgemode, Inc.
Address of issuer's principal executive offices: 110 E. BROWARD BLVD. SUITE 1700, FT. LAUDERDALE, Florida (FL), 33301

## Item 2. Identity and Background
Name of person filing: Simon Wajcenberg
Residence or business address: 110 E. Broward Blvd., Suite 1700, Ft. Lauderdale, FL 33301
Present principal occupation or employment: Mr. Wajcenberg is the Chief Financial Officer and a director of Edgemode, Inc.
Criminal convictions in the last five years: During the past five years the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was the Reporting Person a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: No
Citizenship: United Kingdom.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On February 20, 2025, the Reporting Person received 311,726,196 restricted common stock as partial consideration to convert $769,989 of accrued salary under the Reporting Person's Employment Agreement with the Issuer. In addition, 77,000,000 stock options granted on March 3, 2023 and 76,619,603 stock options granted on September 12, 2022 were amended and restated to become vested and exercisable immediately.

On April 7, 2025, the Reporting Person was granted 257,193,113 fully vested and exercisable stock options.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person is the Chief Financial Officer and a director of the Issuer. He acquired all of his securities with the purpose of exercising control.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 767,704,683 shares of the Issuer's common stock. This includes 442,792,088 shares of common stock underlying vested stock options. The above number of shares amounts to approximately 29.4% of the 2,164,254,138 outstanding shares of common stock as of April 8, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares beneficially owned by the Reporting Person.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D under Item 3 above, the Reporting Person did not engage in any transactions in shares of the Company's common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: In connection with the Reporting Person's ownership he entered into a Conversion Letter and Amendment to Option Grant Agreement dated February 20, 2025 and a Stock Option Grant dated April 7, 2025 with the Issuer. Copies of these documents are included as exhibits to this report and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
10.1 Conversion Letter dated February 20, 2025 https://www.sec.gov/Archives/edgar/data/1652958/000168316825001184/edgemode_ex1002.htm
10.2 Amendment to Option Grant Agreements dated February 20, 2025 https://www.sec.gov/Archives/edgar/data/1652958/000168316825001184/edgemode_ex1004.htm
10.3 Form of Stock Option Grant https://www.sec.gov/Archives/edgar/data/1652958/000168316825002328/edgemode_ex1004.htm

## Signatures
- Simon Wajcenberg: /s/ Simon Wajcenberg, individually (08/20/2025)